Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1101 (212) 818-8800
facsimile		direct dial number
(212) 818-8881		(212) 818-8638
email address
jgallant@graubard.com

October 23, 2014

Mr. Russell Mancuso

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	CB Pharma Acquisition Corp.
Draft Registration Statement on Form S-1
Submitted September 19, 2014
CIK No. 0001619551

Dear Mr. Mancuso:

On behalf of CB Pharma Acquisition Corp. (the “Company”), we respond as follows to the Staff’s comment letter, dated October 16, 2014, relating to the above-captioned Registration Statement on Form S-1 (“Registration Statement”). Captions and page references herein correspond to those set forth in the amended Registration Statement, a copy of which has been marked with the changes from the original draft submission of the Registration Statement. We are also delivering three (3) courtesy copies of such marked copy to Tim Buchmiller.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Fee Table

1.	Here and throughout your document where you disclose the title of warrants with a redemption feature, please include a reference to security being redeemable. See Instruction 1 to Regulation S-K Item 202.

We have revised the disclosure throughout the Registration Statement as requested.

Prospectus Cover

2.	We note your disclosure that the units include a right to receive securities automatically on the consummation of an initial business combination. Please provide us your analysis of how your transaction complies with Section 5 of the Securities Act in connection with the issuance of securities underlying the rights if the registrant is not the surviving entity upon consummation of the initial business combination and, therefore, another entity’s securities are issued upon the automatic exercise of the rights as indicated on page 85.

We have revised the disclosure on pages 7 and 66 of the Registration Statement (and elsewhere as appropriate) to indicate that a holder of a right will need to make an affirmative election to receive the 1/10 of a share underlying the right in the event the Company is not the surviving entity upon consummation of an initial business combination so as to comply with Section 5 of the Securities Act. We therefore respectfully believe that this comment is no longer applicable.

3.	Your cover page appears to be more than one page. Please revise to comply with the one-page requirement of Regulation S-K Item 501(b) and Rule 421. For additional guidance, please see Updated Staff Legal Bulletin No. 7 (June 7, 1999), particularly sample comments 17, 18, and 21 at the end of the bulletin.

We respectfully advise the Staff that the prospectus cover page was previously limited to one page as required by Regulation S-K Item 501(b). Accordingly, we have not revised the disclosure on the cover page of the prospectus in response to this comment.

Prospectus Summary, page 1

4.	If the 18 and 21-month periods for you to complete an acquisition can be extended by shareholder vote, please highlight this issue in the prospectus summary, and explain in an appropriate risk factor.

We have revised the disclosure on pages 2 and 14 of the Registration Statement as requested.

5.	We note your disclosure in the last full paragraph on page 2 that the Nasdaq listing rules require you to satisfy the 80% test. We also note your disclosure on your prospectus cover that you cannot assure investors that your securities will be approved for listing or continue to be listed on Nasdaq. As such, it is unclear why you believe it is appropriate to highlight in your prospectus summary the 80% limitation as anything other than a potential future condition if you obtain and maintain such listing.

The Company will know whether its securities will be approved for listing on Nasdaq prior to the Registration Statement being declared effective by the Commission. At such time, the Company would revise the disclosure in the Registration Statement, either in a pre-effective amendment or in the final prospectus to be filed pursuant to Rule 424 under the Securities Act of 1933, as amended, to remove the above-referenced statement regarding the inability to provide assurance that the securities will be initially be approved for listing. Accordingly, we respectfully believe it is appropriate to highlight the 80% limitation. Notwithstanding the foregoing, we have added disclosure on page 2 of the Registration Statement to alert investors to the potential that the 80% limitation will not be applicable to the Company if it is no longer listed on Nasdaq after this offering. We further direct the Staff to the risk factor titled “If Nasdaq delists our securities from quotation on its exchange after this offering, we would not be required to complete a business combination with a target business or businesses meeting specific fair market value requirements” on page 18 of the Registration Statement which alerts investors to this fact. We therefore believe the inclusion of the 80% limitation is appropriate.

6.	In an appropriate section of your document, please clarify whether the $5,000,001 of net tangible assets is calculated before or after you pay the 4.0% fee to your underwriter disclosed on page 44.

We have revised the disclosure on page 9 of the Registration Statement as requested.

Management Operating and Investment Experience, page 3

7.	If you elect to highlight the positive aspects of the businesses with which your management was affiliated, please balance your disclosure with equally prominent disclosure about negative developments. For example, we note your reference here to the amount raised for Paramount Acquisition and the subsequent business combination; however, if the surviving company was unprofitable in periods shortly after the business combination, in less than two years stopped complying with its reporting obligations, and in less than three years after the transaction filed a bankruptcy petition, it is unclear why you believe your summary includes all required disclosure about Paramount Acquisition. Likewise, we note that you highlight the peak market capitalization and equity offerings of Keryx on page 67, but do not mention issues like its losses.

We have revised the disclosure on pages 3, 41 and 52 of the Registration Statement to remove the above-referenced prominent disclosure. We therefore respectfully believe that this comment is no longer applicable.

Emerging Growth Company Status, page 4

8.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We will supplementally provide the Staff with copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. To date, no such written communications exist.

Private Placements, page 4

9.	Where you refer to an “opportunity to convert” public shares, please clarify into what those shares would convert.

The disclosure in the above-referenced section indicates that the holders of the insider shares have agreed “not to convert any insider shares (as well as any other shares acquired in or after this offering) into the right to receive cash from the trust account in connection with a shareholder vote to approve our proposed business combination….” (emphasis added). Accordingly, we respectfully believe that no revision to the disclosure in the Registration Statement is necessary in response to this comment.

10.	We note that the warrants included in the unregistered offering will not be redeemable and, according to page 25, have different exercise rights than the warrants offered to the public in the registered offering. We also note that the warrants underlying the underwriters’ purchase option disclosed on page 106 have a different expiration date than the warrants offered to the public as disclosed on page 83. Please tell us whether you believe that the warrants included in the unregistered offering and in the underwriters’ purchase option will ever be tradable on the Nasdaq under the symbol for the redeemable warrants that you are registering for sale to the public in this transaction, and, if so, how the open market purchaser will know which type of warrant is being purchased.

The form of private warrant and the warrants issuable upon exercise of the unit purchase option are identical to the public warrants. The above referenced differences are contractual in nature and not part of the warrants themselves. The foregoing is evidenced in the form of warrant agreement, a copy of which will be filed with the Registration Statement as soon as possible, and which will make clear that the form of private warrants and warrants issuable upon exercise of the unit purchase option is the same as the public warrants. For instance, with respect to the private warrants, the disclosure on page 4 and elsewhere in the Registration Statement indicates that the differences referred to above with respect to redemption and exercise rights apply only “so long as the warrants are held by the initial purchasers or their permitted transferees.” Once sold into the market, such contractual rights cease to apply. Accordingly, we respectfully believe there will not be any confusion as to what type of warrant a purchaser is acquiring as they are all the same once sold into the public market. We therefore have not made any revision to the disclosure in the Registration Statement in response to this comment.

11.	Where you refer to the private warrants being identical to the warrants to be sold in the registered offering except for the cited differences, please also highlight briefly the difference mentioned in the last sentence of the second risk factor on page 25.

We have revised the disclosure on pages 4, 59 and 60 of the Registration Statement as requested.

Shareholder approval..., page 14

12.	Please provide us your analysis of how your ability to choose between the two choices in the first sentence of this section would change if you were to satisfy the definition of a foreign private issuer. Also tell us about any other material changes to the procedures disclosed in your prospectus that would occur if you were to satisfy the definition of a foreign private issuer.

With respect to the first part of the Staff’s comment, we have revised the disclosure on pages 9 and 45 of the Registration Statement to clarify that the Company would be required to conduct a tender offer if it satisfied the definition of a foreign private issuer and looked to avail itself of such provisions at such time.

With respect to the second part of the Staff’s comment, we respectfully do not believe any other material changes to the procedures disclosed in the prospectus would occur if the Company were to satisfy the definition of a foreign private issuer and sought to avail itself of such provisions at such time.

13.	We note your disclosure that approval of the business combination requires approval of a majority of outstanding shares. Given the shares that are intended to be subject to an agreement to vote in favor of the transaction, please disclose the percentage of the shares offered in this registered transaction that must vote in favor of the transaction in order for it to be approved.

We have revised the disclosure on pages 10 and 45 of the Registration Statement as requested.

14.	We note your disclosure that the potential tender offer will be structured so that each holder may tender all shares rather than “some pro rata portion.” Please clarify whether you mean that shareholders must tender all shares if they want to tender any.

We have revised the disclosure on pages 9 and 45 of the Registration Statement as requested to clarify that holders may tender any or all of their shares.

Conversion rights, page 15

15.	The first sentence of the first paragraph on page 82 indicates that conversion rights are limited to those who vote on business combination. If so, please highlight this condition to conversion in the prospectus summary.

We have revised the disclosure on page 10 of the Registration Statement as requested.

16.	Please clarify whether third paragraph of this section applies only to shares that investors are seeking to convert.

We have revised the disclosure on page 11 of the Registration Statement as requested.

Automatic Liquidation, page 17

17.	In an appropriate section of your prospectus, please clarify who receives your funds not held in the trust in the event of liquidation.

We have revised the disclosure on page 47 of the Registration Statement as requested.

Summary Financial Data, page 20

18.	Please revise to include all of the information required by Item 301 of Regulation S-K, including income (loss) from continuing operations and income (loss) from continuing operations per common share.

We have revised the disclosure on page 13 of the Registration Statement as requested.

Our officers’ and directors’ personal and financial interests, page 28

19.	We note the potential claim that you refer to in the last two sentences of this section. Please tell us whether, under Cayman Islands law, you would be required to bring the claim or whether shareholders have the right to bring the claim. It is unclear whether the type of claim addressed by the sentences at the end of this risk factor is one that is addressed by the last sentence of the “Shareholders’ Suits” disclosure on page 88.

We have revised the disclosure on page 20 of the Registration Statement as requested.

In connection with any shareholder meeting, page 31

20.	You disclose here that you might require shareholders to tender certificates or deliver shares electronically. If you can chose which of these options to demand, please provide us your analysis of whether the choice to require delivery of certificates effectively eliminates investors’ ability to convert their shares into cash given the amount of time required for physical delivery of stock certificates. In this regard, please tell us about any obligations you have to provide investors a minimum amount of time to determine whether to exercise their rights to convert their shares into cash.

We have revised the disclosure on page 22 of the Registration Statement to clarify that the choice of how a holder tenders his, her or its shares would be at such holder’s option. We have also revised the disclosure on page 46 of the Registration Statement to set forth the minimum amount of time investors will be provided with to determine whether to exercise their conversion rights as requested.

We may not seek an opinion, page 34

21.	We note your reference to targets affiliated with your initial shareholders. Please tell us about any prohibitions on (1) your ability to merge with your public company shareholder or a subsidiary of that company, and (2) the ability of your public company shareholder to access funds from the trust not used for a business combination after completion of the business combination.

With respect to the first part of the Staff’s comment, the Company is not prohibited from engaging in any type of transaction with a target business affiliated with the Company’s initial shareholders. However, as indicated on page 42 of the Registration Statement, there is currently no affiliated entity that the Company would consider as a business combination target.

With respect to the second part of the Staff’s comment, the only way for a shareholder, whether the public company shareholder or an unaffiliated shareholder, to access funds from the trust not used for a business combination after completion of such a business combination would be as a result of a cash dividend which would apply to all shareholders alike. The public company shareholder would not be entitled to be treated any differently than unaffiliated shareholders in that case.

Because we are incorporated under the laws of the Cayman Islands, page 35

22.	Please file the consent of counsel mentioned in the first sentence of the third paragraph of this risk factor and in the last paragraph on page 88. See Rule 436.

The above-referenced consent of counsel will be included in Exhibit 5.1, which will be filed as soon as possible.

An investment in this offering may involve adverse U.S. federal income tax consequences, page 38

23.	Your disclosure in the first sentence of this risk factor suggests that the issue you mention in that sentence is the key tax uncertainty created in connection with this offering, other than the passive foreign investment company issue mentioned in the next risk factor; however, your “Taxation” disclosure beginning on page 94 suggests several other tax uncertainties. Please revise this risk factor to clarify the extent of the tax uncertainties that an investor would face by purchasing the offered securities.
We have revised the disclosure on page 29 of the Registration Statement as requested.

Use of Proceeds, page 41

24.	We note your disclosure on page 44 that you will pay a fee equal to 4.0% of the gross proceeds raised in your offering to EarlyBirdCapital. Please disclose the source that will be used for those funds. If the funds could be taken out of the trust, please disclose whether that would reduce the amount available to holders who convert their shares. Please also quantify and disclose the extent to which this fee will reduce the $40,400,000 of total net proceeds from your offerings that will be available for pursuing an acquisition.

With respect to the first part of the Staff’s comment, we respectfully direct the Staff to the disclosure on page 33 of the Registration Statement which indicates that the Company “will likely use a substantial portion of the net proceeds of this offering, including the funds held in the trust account, to acquire a target business and to pay our expenses relating thereto, including a fee payable to EarlyBirdCapital equal to 4.0% of the gross proceeds raised in this offering.” Accordingly, we respectfully believe that the disclosure already indicates the source that will be used for such payment and have not revised the disclosure in response to this part of the Staff’s comment.

With respect to the second part of the Staff’s comment, we have revised the disclosure on page 33 of the Registration Statement as requested to clarify that the use of funds from the trust account will not reduce the amount available to holders who convert their shares.

With respect to the third part of the Staff’s comment, we have revised the disclosure on page 33 as requested.

25.	Please reconcile the liability insurance premiums disclosed here and on page II-1. Also tell us how this table represents the additional amounts in footnote (1) on page II-1.

We have revised the disclosure on pages 31 and II-1 to reconcile the above-referenced items as requested.

Dilution, page 46

26.	As issuance of the additional tenth of a share is contingent on an uncertain future event, tell us why dilution should not be measured from the full $10 per unit purchase price.

The disclosure presents the maximum dilution that would be experienced by the public stockholders. The Company believes that in order to present maximum dilution, as prescribed by §229.506 of Regulation S-K, the Unit includes 1.1 ordinary shares (the equivalent of 1 ordinary share and 1/10th of an ordinary share underlying the right) because no additional consideration will be received for the 1/10th of an ordinary share underlying the right. Further, the Company believes that the assumption that the rights should be included in the dilution despite the contingency of a future business combination is appropriate because there are only two outcomes possible: (a) the Company completes a business combination in which case the rights convert to 1/10th of a share and are dilutive or (b) the Company does not complete a business combination in which case the funds are returned to each of the public stockholders and the rights expire worthless as disclosed elsewhere in the Registration Statement. Therefore, for purposes of dilution, the Company is effectively selling 1.1 ordinary shares for $10 which is equal to selling one share for $9.09 assuming no value is assigned to the warrant as disclosed in the Registration Statement. Accordingly, the Company believes that it is appropriate to consider the affect of the right in the calculation of dilution.

Offering Structure, page 54

27.	We not your disclosure that you will be viewed more favorably than competitors because they most often include a warrant to receive a fully share. Please provide us support for this statement about the structure of competitors, focusing on entities with which you would currently compete for opportunities.

We have revised the disclosure on page 41 of the Registration Statement to clarify that management believes the Company will be viewed more favorably by potential target companies compared to other blank check companies with warrants to purchase full shares. We have further revised the disclosure on page 41 to clarify the fact that the Company will not have a structural advantage over other blank check companies with unit structures similar to the Company’s unit structure.

We Have Not Identified a Target Business, page 55

28.	Please reconcile the statement here, and your similar disclosure under “Selection of a Target Business and Structuring of a Business Combination” on page 56, that you “will have virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate” with your disclosure that your directors and officers have fiduciary duties to present opportunities to other entities first, as disclosed on page 71 and elsewhere in your filing.

We have revised the disclosure on page 42 of the Registration Statement as requested.

Conversion Rights, page 59

29.	Please reconcile the last sentence of the first paragraph of this subsection with the caption of the previous subsection. From that sentence and the penultimate paragraph of this subsection, it appears that this section should be revised to address the potential repurchase of your shares by tender offer without a shareholder vote.

We have revised the disclosure on pages 45 and 46 of the Registration Statement as requested.

30.	The last sentence of the fifth paragraph of this section indicates that you may require stockholders to exercise conversion rights before a consummation of the proposed business transaction. With a view toward clarified disclosure, please tell us under what circumstances the stockholders can exercise conversion rights after the proposed business combination.

Under no circumstances can stockholders exercise conversion rights after the proposed business combination. We have revised the disclosure on page 46 of the Registration Statement to reflect the foregoing.

31.	Please clarify what you mean by the “applicable date” in the penultimate paragraph in this section.
We have revised the disclosure on page 46 of the Registration Statement as requested.
32.	We note your disclosure on page 60 that your initial shareholders, officers and directors will not have conversion rights with respect to any shares, including shares purchased in the aftermarket. However, we also note your disclosure on page 1 which defines “public shareholders” to include your initial shareholders that purchase shares offered in this transaction in the aftermarket. Please clarify whether your affiliates are included within the definition of the term public shareholders as used in the first paragraph of this section and which shares are included in the calculation that determines the “pro rata” amount to be paid from the trust upon conversion of the shares.

We have revised the disclosure on pages 1 and 45 of the Registration Statement as requested.

Election to remain an investor, page 65

33.	Please expand the disclosure in the middle column of this row to clarify the amount of time that you are required to give investors to consider whether to elect whether to convert their shares.

We have revised the disclosure on page 51 of the Registration Statement as requested.

Management, page 67

34.	Please disclose Mr. Weiss’ business experience during 2010.

We have revised the disclosure on page 52 of the Registration Statement as requested.

Principal Shareholders, page 75

35.	Please clarify whether the transferees in the permitted transactions mentioned in the third full paragraph on page 76 will be subject to the agreements mentioned in the third paragraph on page 4. From your revised disclosure, it should be clear whether the insiders, who apparently would be prohibited from proposing a charter amendment without providing public shareholders a right to convert, could transfer their shares to others who could propose such changes at the direction of the insider or otherwise.

We have revised the disclosure on page 59 of the Registration Statement to clarify that the transferees will be required to agree to the terms of the letter agreements the initial shareholders will sign in connection with this offering. Such letter agreements embody the agreements referenced above such that they will be maintained notwithstanding any transfer of shares prior to the consummation of an initial business combination.

Certain Transactions, page 78

36.	Given the share transfer disclosed in the first paragraph of this section, please clarify how the repurchase mentioned in the second paragraph will be allocated among your shareholders.
We have revised the disclosure on page 60 of the Registration Statement as requested.
37.	The disclosure in the first paragraph on page 80 indicates that you have determined not to pay compensation to officers or directors who owned shares prior to this offering. The last sentence on page 74 suggests that you are not paying compensation to any officers or directors, regardless of whether they owned shares. The last paragraph on page 68 indicates that your determination not to pay compensation is limited to existing stockholders and their affiliates. Please revise so the extent of your restriction on paying compensation is clear and consistent throughout your document.

We have revised the disclosure throughout the Registration Statement as requested to remove any inconsistencies.

Preferred Shares, page 82

38.	We note your disclosure that the underwriting agreement prohibits issuance of preferred shares that participate in the proceeds of the trust account. Please tell us whether that agreement can be amended, whether your charter contains a similar prohibition, and whether you are prohibited from issuing additional ordinary shares with an interest in the trust funds. Also tell us whether you can issue preferred shares with voting rights that assure approval of an amendment to your charter.

While the underwriting agreement can always be amended by the parties, neither party has any intention of so amending the above-referenced provision. Such provision will also be contained in the Company’s charter and will clarify that preferred shares may not be issued except in connection with the consummation of a proposed business combination. Furthermore, the Company will be prohibited by its charter from issuing additional ordinary shares with an interest in the trust funds. We have revised the disclosure on page 70 of the Registration Statement to clarify the foregoing.

Warrants, page 83

39.	The first paragraph of this section indicates that only an even number of warrants are exercisable at any given time because a warrant holder may only exercise warrants for a whole number of shares. The last paragraph of this section says that you will round the number of shares underlying the warrants. These disclosures appear to be inconsistent. Please clarify.

We have revised the disclosure in the last paragraph in the above-referenced section to clarify that such disclosure relates to situations after the offering where a share dividend payable in ordinary shares, or a split up of the ordinary shares or other similar event has occurred resulting in the potential issuance of fractions.

40.	Please provide us your analysis of whether the beneficial ownership limitation mentioned in the penultimate paragraph of this section can be waived by the parties or can be avoided by transferring the securities to an affiliate of the holder. Also, please disclose the implications of the proviso to Rule 13d-3(d)(1)(i), which specifies that any person who acquires a warrant with the purpose or effect of changing or influencing the control of the company, or in connection with or as a participant in any transaction having such purpose or effect, immediately upon such acquisition will be deemed to be the beneficial owner of the underlying common stock.

With respect to the first part of the Staff’s comment, we respectfully advise the Staff that the above referenced provision is solely for the benefit of a warrant holder and is solely at the holder’s option and discretion. The Company has no decision in whether it is requested by a holder. Accordingly, there is never a need to waive the provision or seek to avoid it as a warrant holder would just not seek to take advantage of the provision in the first place. We have clarified the foregoing on page 65 of the Registration Statement.

With respect to the second part of the Staff’s comment, we have revised the disclosure on page 65 of the Registration Statement to address the implications of the proviso to Rule 13d-3(d)(1)(i) as requested.

Amended and Restated Memorandum and Articles of Association, page 89

41.	Please tell us whether the protections that you mention in this prospectus other than those included in the bullet list on page 89 can be changed without shareholder vote and the opportunity to convert. If so, please add appropriate risk factors.

None of the protections mentioned in the prospectus can be amended without shareholder vote and the opportunity to convert. Accordingly, we have not revised the disclosure in the Registration Statement to include risk factor disclosure.

42.	We note the last sentence of this section. Please clarify in this section the extent to which you would be obligated to provide your public shareholders the right to convert their shares into a portion of the cash in the trust in connection with amendments to your memorandum and articles of association. Disclose the source of that obligation and the manner in which any such obligation could be revised.

We have revised the disclosure on page 70 of the Registration Statement as requested.

Taxation, page 94

43.	Please reconcile your statement in the first sentence of the second paragraph on page 96 that you have disclosed a summary of the federal income tax consequences of the acquisition, ownership and disposition of your securities with your statement in the second sentence of that paragraph that you have not provided any representation as to the tax consequences of the acquisition, ownership and disposition of your securities.

We have modified the second sentence of the above-referenced paragraph to reconcile the statements as requested.

Backup Withholding, page 103

44.	Please clarify whether you will withhold the disclosed 28% from the amount you will pay upon conversion of the public shares into the shareholder’s interest in the trust account.

We have revised the disclosure on page 76 of the Registration Statement as requested.

Underwriting, page 105

45.	We note your references to changing the offering price and other selling terms. If true, please revise to clarify that you are referring to changes after completion of this offering.
We have revised the disclosure on page 80 of the Registration Statement as requested.

Business Combination Marketing Agreement, page 106

46.	Refer to the second sentence of this section. In an appropriate section of your prospectus, please highlight the conflict of interest that the underwriter would have in performing these services given your disclosure that the majority of the underwriter’s interest in the proceeds of this offering would be received only upon consummation of the initial business combination.
We have revised the disclosure on page 25 of the Registration Statement as requested.

Item 17. Undertakings, page II-3

47.	We note that you have checked the Rule 415 box on the facing page of this registration statement. Please provide the undertaking required by Regulation S-K Item 512(a)(5)(ii).

We have revised the disclosure on page II-3 of the Registration Statement as requested.

*************

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant

Jeffrey M. Gallant

cc:	Lindsay A. Rosenwald, M.D.